Interchange Clearing LLC

(A Wholly Owned Subsidiary of
Interchange Financial Technologies Inc.)

Financial Statements and Supplemental Schedules
for the Period May 12, 2025 to December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71264

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 5/12/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Interchange Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Washington Street, Suite 401
(No. and Street)

Vancouver	WA	98660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louis Weitkam III	402-889-9431	louis@interchange.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Weitkam III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Interchange Clearing LLC _____ as of December 31 _____, 2 025 ___ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

cfu/W c-fc-E- _____ - 1

Title:
Principal Financial Officer , FINOP

This filing** contains (check all applicable boxes):

- ■
- D (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- D (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of
- ■ comprehensive income (as defined in§ 210.1-02 of Regulation 5-X).
- ▣ (d) Statement of cash flows.
- D (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ▣ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ▣ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- D (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- D (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or
- ■ Exhibit A to 17 CFR 240.18a 4, as applicable.
- ▣ (I) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
- D (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- D (n) Information relating to possession or control requirements for security based swap customers under 17 CFR
- ■ 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ▣ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- D (r) Compliance report in accordance with 17 CFR 240.17a 5 or 17 CFR 240.18a-7, as applicable.
- D (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- D (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17
- ■ CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- D (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- D (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- D (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- D (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- D (z) other: _ ___

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3} or 17 CFR 240.1Ba-7{d}(2}, as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Interchange Clearing LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Interchange Clearing LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period May 12, 2025 through December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Interchange Clearing LLC as of December 31, 2025, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Interchange Clearing LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Interchange Clearing LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Interchange Clearing LLC's financial statements. The supplemental information is the responsibility of Interchange Clearing LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as Interchange Clearing LLC.'s auditor since 2024.
Chicago, Illinois
February 26, 2026

INTERCHANGE CLEARING LLC
(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 5,404,863
Deposits and receivables with clearing organizations	261,091
Other assets	30,058
Total assets	$ 5,696,012

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	51,115
Total liabilities	51,115
Member's equity	5,644,897
Total liabilities and member's equity	$ 5,696,012

See notes to financial statements.

INTERCHANGE CLEARING LLC
(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

STATEMENT OF OPERATIONS
FOR THE PERIOD MAY 12, 2025 TO DECEMBER 31, 2025

REVENUES:

Interest	$ 141,186
Revenues	141,186

EXPENSES:

Compensation and benefits	$ 194,049
Professional fees and services	139,784
Information and technology	61,309
Subscription services	42,869
Other expenses	33,893
Total expenses	$ 471,904
NET LOSS	$ (330,718)

See notes to financial statements.

INTERCHANGE CLEARING LLC

(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 12, 2025 TO DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (330,718)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities	
Deposits and receivables with clearing organizations	(261,091)
Other assets	(23,882)
Related party liability	386,810
Accounts payable and accrued liabilities	51,115
Net cash flows used in operating activities	(177,766)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash contributions from Parent	3,000,000
Net cash flows provided by financing activities	3,000,000
NET INCREASE IN CASH	2,822,234
CASH — Beginning of period	2,582,629
CASH — End of period	$ 5,404,863
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	-
Non-cash contribution from parent	$ 406,681

See notes to financial statements

INTERCHANGE CLEARING LLC
(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD MAY 12, 2025 TO DECEMBER 31, 2025

BALANCE — May 12, 2025	$ 2,568,934
Cash contribution from Parent	3,000,000
Non - Cash contribution from Parent	406,681
Net loss	(330,718)
BALANCE — December 31, 2025	$ 5,644,897

See notes to financial statements.

INTERCHANGE CLEARING LLC
(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MAY 12, 2025 TO DECEMBER 31, 2025

1. **Organization and Nature of Operations**

   Interchange Clearing LLC (the "Company") was organized in the State of Delaware on June 25, 2024, as a limited liability company. The Company is a wholly owned subsidiary of Interchange Financial Technologies Inc. (the "Parent"). The Company, together with the Parent, have developed an API-first, cloud-based, event-driven execution, clearing, settlement and custody solution for broker-dealers, investment advisers, and other financial institutions.

   The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The Accounting Standards Codification, or ASC, established by the Financial Accounting Standards Board, or FASB, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities.

   Cash and Cash Equivalents

   The Company has defined cash and cash equivalents and as money market instruments and highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

   Receivables from and Payable to Clearing Organizations

   Receivables from clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities. In addition, the net payable arising from unsettled trades is reflected in either the receivable or payable line item on the financial statements. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

   Deposits with Clearing Organizations

   Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. The deposits reflect cash held with The Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC"). There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an allowance for credit loss ("ACL") under ASC 326 is not needed at December 31, 2025.

Other Assets

Other assets include prepaid expenses and other receivables.

Allowances for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the period of May 12, 2025 to December 31, 2025.

Leases

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842. The guidance requires public business entities to recognize a right-of-use asset and a lease liability in the financial statements. The Company had no operational or finance leases as of December 31, 2025.

Income Taxes

The Company is organized in the State of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years, current and 2024, and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of December 31, 2025, related to the above noted financial assets within the scope of Accounting Standards Codification (ASC) 326 and identified no material current expected credit loss to be recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The associated risk of concentration for cash is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2025, the amount held on deposit was $5,071,613 in excess of federal deposit insurance limits.

Revenue Recognition

Revenue is recognized in the period the fees are earned and securities transactions, if any, are recorded on trade date basis. Clearing fees and various account and transaction-based fees are recognized on a trade date basis. The Company recognizes revenue in accordance with FASB ASC 606. The Company believes that all performance obligations have been satisfied as of the trade date. Interest income is recognized on an accrual basis as earned in accordance with U.S. generally accepted accounting principles and is included in the Statements of Operations.

Segment Reporting

The Company is engaged in a single line of business as a clearing broker-dealer, which is comprised of several classes of services, including clearing and custodial services. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment assets are the same as those reported in the Company's Statement of Financial Condition. All segment revenue and significant expenses are presented on the Statement of Operations for the period ended December 31, 2025.

Fair Value of Financial Instruments

As of December 31, 2025, the Company had no financial assets or liabilities that are measured at fair value requiring disclosure under FASB ASC 820.

3. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. On December 31, 2025, the Company had net capital of $5,614,965 which was $5,364,965 in excess of the required net capital requirement of $250,000. The Company had no aggregate debits as of December 31, 2025. The Company, as a clearing broker dealer, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2025, the Company had no deposit requirement.

Certain broker-dealers can choose to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At December 31, 2025, the Company had no deposit.

4. **Commitments and Contingencies**

In the normal course of business, the Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. Management is of the opinion that the Company has no material contingencies to any matter where additional accrual or disclosures would be required on the financial statements as of December 31, 2025.

5. **Related Party**

Total non-cash contributions of $406,681, and a cash contribution of $3,000,000 were received from the Parent during the period of May 12, 2025, to December 31, 2025.

The Company has an expense sharing agreement with its Parent. The Parent performs various services and incurs various expenses of the Company. These services and expenses include compensation and benefits, professional fees and services, subscription services, information and technology and other expenses. In accordance with the terms of this agreement, the Company was charged approximately $194,049 for compensation and benefits, $99,785 for professional fees and services, $19,431 for subscription services, $61,853 for information and technology and $31,563 for other expenses. The total for these costs incurred, which are included on the financial statements for the period of May 12, 2025, to December 31, 2025, was $406,681.

6. **Guarantees and Off-Balance Sheet Risk**

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. In accordance with industry practice, securities transactions generally settle within two business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2025 the Company had no customers and as such, had no guarantees.

7. **Subsequent Events**

The Company has evaluated if there were any material events that require subsequent disclosures through February 26, 2026, the date the financial statements were available to be issued, and have determined there were no items that needed to be disclosed.

* * * * * *

SUPPLEMENTAL SCHEDULES

INTERCHANGE CLEARING LLC

SCHEDULE 1

(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

**COMPUTATION OF ALTERNATE NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF December 31, 2025**

TOTAL MEMBER'S EQUITY	$ 5,644,897
Total capital	5,644,897
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Other assets	29,914
Other charges	18
Net capital before haircuts on securities owned (tentative net capital)	5,614,965
Net capital	5,614,965
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT — 2% of combined aggregate debit items (or $250,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	250,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 5,364,965
NET CAPITAL IN EXCESS OF 5% AGGREGATE DEBIT ITEMS	$ 5,364,965

Statement pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the above computation for determination
of net capital pursuant to Rule 15c3-1 and the corresponding computation included
in the Company's unaudited Part II FOCUS Report, as filed on February 24, 2026.

INTERCHANGE CLEARING LLC
(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2025

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principle sales to customers		-
Market value of stock dividends, stock splits and similar distributions outstanding over		-
30 calendar days		-
Market value of short securities and credits (not to be offset by longs or by		-
debits) in all suspense accounts over 30 calendar days		-
Market value of securities which are in transfer in excess of 40 calendar days		-
and have not been confirmed to be in transfer by the transfer agent or the issuer		-
during the 40 days		-
Other		-
Total credit balances		

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured		-
accounts and accounts doubtful of collection — net		-
Securities borrowed to effectuate short sales by customer		-
Failed to deliver customers' securities not older than 30 calendar days		-
Margin required and on deposit for all option contracts written or purchased		-
in customer accounts		
Aggregate debit balances		
Less 3% of aggregate debit balances		
Net debit balances		

EXCESS OF TOTAL CREDIT BALANCES OVER TOTAL DEBIT BALANCES	$	
AMOUNT REQUIRED TO BE ON DEPOSIT	$	
AMOUNT ON DEPOSIT IN SPECIAL RESERVE BANK ACCOUNT		
ON DECEMBER 31, 2025	$	
AMOUNT ON DEPOSIT IN SPECIAL RESERVE BANK ACCOUNTS ON DECEMBER 31, 2025	$	

Statement pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the above computation for determination
of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation
included in the Company's unaudited Part II FOCUS Report , as filed on February 24, 2026.

INTERCHANGE CLEARING LLC **SCHEDULE 3**

(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2025

CREDIT BALANCES:	
Free credit balances and other credit balances in PAB	$ -
Monies borrowed collateralized by securities carried for the accounts of PAB	
Monies payable against PAB securities loaned	-
PAB securities failed to receive	-
Credit balances in firm accounts which are attributable to principle sales to PAB	-
Market value of stock dividends, stock splits and similar distributions outstanding over	-
30 calendar days	-
Market value of short securities and credits (not to be offset by longs or by	-
debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days	-
and have not been confirmed to be in transfer by the transfer agent or the issuer	-
during the 40 days	-
Other	-
Total credit balances	
DEBIT BALANCES:	
Debit balances in PAB cash and margin accounts excluding unsecured	-
accounts and accounts doubtful of collection — net	-
Securities borrowed to effectuate short sales by PAB	-
Failed to deliver PAB securities not older than 30 calendar days	-
Margin required and on deposit for all option contracts written or purchased	-
in PAB accounts	
Total debit balances	
EXCESS OF TOTAL CREDIT BALANCES OVER TOTAL DEBIT BALANCES	$
AMOUNT REQUIRED TO BE ON DEPOSIT	$
AMOUNT ON DEPOSIT IN SPECIAL RESERVE BANK ACCOUNT ON DECEMBER 31, 2025	$
AMOUNT ON DEPOSIT IN SPECIAL RESERVE BANK ACCOUNTS ON DECEMBER 31, 2025	$

Statement pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the above computation for determination of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation included in the Company's unaudited Part II FOCUS Report , as filed on February 24, 2026.

INTERCHANGE CLEARING LLC   SCHEDULE 4
(A Wholly Owned Subsidiary of Interchange Financial Technologies Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2025

1   Customers' fully paid securities and excess margin securities not in the
    respondent's possession or control as of the audit date (for which instructions to
    reduce to possession or control had been issued as of the audit date but for which
    the required action was not taken by respondent within the time frames
    specified under rule 15c3-3)

    A. Market value $ -

    B. Number of items   None

2   Customers' fully paid securities and excess margin securities for which
    instructions to reduce to possession or control had not been issued as of the
    audit date, excluding items arising from "temporary lags which result from
    normal business operations" as permitted under rule 15c3-3

    A. Market value $ -

    B. Number of items   None

There are no material differences between the above computation of net capital pursuant to
Rule 15c3-1 and the corresponding computation included in the Company's unaudited
Part II FOCUS Report , as filed on February 24, 2026.